Exa Corporation

55 Network Drive

Burlington, Massachusetts 01803

January 3, 2017

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Exa Corporation
Request for Withdrawal of Registration Statement on Form S-3
File No. 333-192745

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Exa Corporation (the “Company”) respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-3 (File No. 333-192745), together with all exhibits thereto (the “Registration Statement”). The Registration Statement was filed with the Commission on December 10, 2013 and declared effective on December 27, 2013.

This request for withdrawal is based upon the expiration on December 27, 2016 pursuant to Rule 415(a)(5) promulgated under the Securities Act of the Company’s ability to conduct a primary offering under the Registration Statement pursuant to Rule 415(a)(x) and the Company’s conclusion that the shares registered for resale pursuant to the Registration Statement by the selling stockholders named therein will not be sold under the Registration Statement. The Company confirms that no securities were sold pursuant the Registration Statement or the prospectus contained therein.

The Company further requests, in accordance with Rule 457(p) promulgated under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account with the Commission for future use.

If you have any questions regarding this matter, please contact Daniel S. Clevenger of Foley Hoag LLP at (617) 832-1000.

Very truly yours, Exa Corporation

By:	/s/ Richard F. Gilbody
Richard F. Gilbody Chief Financial Officer